June 16, 2016

By Electronic Submission

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	The First Marblehead Corporation

Commission File No. 001-31825

Preliminary Proxy Materials for Special Meeting of Stockholders

Ladies and Gentlemen:

On behalf of The First Marblehead Corporation (the “Company”), transmitted herewith for filing with the U.S. Securities and Exchange Commission (the “Commission”) pursuant to Rule 14a-6(a) promulgated under the Securities Exchange Act of 1934, as amended, are preliminary copies of the notice of special meeting of stockholders, proxy statement and proxy relating to the Company’s Special Meeting of Stockholders (the “Special Meeting”) to be held for the Company’s stockholders to consider and vote on a proposal to adopt the agreement and plan of merger, dated as of June 2, 2016, among the Company, FP Resources USA Inc. and FP Resources Acquisition Corp. and related matters.

The Company expects to hold the Special Meeting on or about July 29, 2016. The Company expects to release its definitive proxy materials to its stockholders on or about June 29, 2016.

On or about June 15, 2016, in anticipation of this filing, the Company caused the filing fee of $6,598.13 to be wire transferred to the Commission’s account.

Please call Hal J. Leibowitz at (617) 526-6461 or the undersigned at (617) 526-6317 if you have any questions or comments regarding this matter.

Very truly yours,

/s/ Joseph B. Conahan

Joseph B. Conahan

Attachments

cc: Hal J. Leibowitz